United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR
SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
AND 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   0-30847

OIL AND GAS SEEKERS, INC.
 (Exact name of registrant as specified in its charter)

2810 South Madison
Spokane, WA 99203
(509) 455-5681
 (Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Common Stock
 (Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ x ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:       30

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 19, 2002	By:	/s/ Harold Kaufman, Jr. Harold Kaufman, Jr. Secretary